ALPHA BANK

SUPPL

Securities and Ex[redacted]
Division of Corpo
Room 3094 (3-6)
450 Fifth Street, N
Washington, D.C.
U.S.A

05010422

Athens, August 11, 2005
Our reference No.13.1.78

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

P.C. LOURIS O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424

ATHENS 2004

ALPHA BANK

Purchase of minority shares [10.8.2005]

On 8 August 2005, Alpha Bank, the main shareholder of Serbian bank Jubanka A.D with a 88.64% stake, successfully concluded the purchase of the minority shares it did not own. As a result, Alpha Bank's holding in Jubanka currently amounts to 97.14% of the total share capital of the bank.

This was effected in accordance with the provisions of the relevant agreement at the date of initial acquisition of Jubanka, which set out the obligation of Alpha Bank to effect a public offer of the minority shares with similar financial terms as the ones agreed in the initial acquisition of the 88.64% stake in February 2005.

Regarding the remaining minority shares, which represent 2.86% of the total shares of Jubanka, Alpha Bank will use the "squeeze out" clause, stipulated by Serbian corporate law, and will expect to conclude the acquisition before year end.

The cost for the acquisition of the 11.36% stake of the minorities is € 19.5 million. Following that, the total acquisition cost of Jubanka will be € 171.5 million.

Alpha Bank, following the acquisition of Jubanka, has substantially strengthened its presence in Serbia, a region of strategic importance for its expansion. Alpha Bank aims to become one of the largest banks in Serbia.